FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 20, 2021

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's report filed with the Israeli Securities Authority, on May 20, 2021, in connection with the Registrant's Periodic Report and Financial Results for the First Quarter of 2021

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM ISRAEL LTD. (the "Company") PERIODIC REPORT FOR THE THREE MONTHS THAT ENDED ON MARCH 31, 2021

Table of Contents

Chapter A	Changes and updates that occurred in the Company's business during the reporting period and thereafter in matters that are required to be described in the Periodic Report

Chapter B	Board of Directors’ Report on the Company’s State of Affairs

Chapter C	Financial Statements as of March 31, 2021

Chapter D	Report regarding the Effectiveness of Internal Control over Financial Reporting and Disclosure pursuant to regulation 38C(a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Chapter A

Changes and updates that occurred in the Company's business during the reporting period and thereafter in matters that are required to be described in the Periodic Report – Update to Cellcom Israel Ltd.'s Periodic Report for the
year 2020 filed on Form 6-K on March 17, 2021 (the "Company", the Periodic
Report", respectively)

Updates to Chapter A of the Periodic Report

1.	Section 11.4 - Competition in the landline communications market

Further to the description in Section A., Internet Infrastructure Services, regarding the offering of fiber-optics internet service, Hot Telecommunications Systems Ltd. commenced marketing the service in April 2021.

2.	Section 14.6 - Collective Employment Agreements

Further to the description in the Section, on April 20, 2021, the Company reported that on such date, it and its subsidiary Dynamica Communications Chain Stores Ltd. have entered into a collective employment agreement with the Company's employees' representatives and the Histadrut, an Israeli labor union, for a term of three years (2021-2023). The agreement includes policy and employment terms similar to those practiced with certain modifications, including a 3% average salary increase in 2022 and 2023 to entitled employees and mechanisms to allow the Company to improve its service level and operational excellence, among others, by constant improvement to our employees' quality and quantity. Employees' participation in the Company's gains – 12.5% over an annual operational net profit of NIS 400 million, divided quarterly, remains unchanged.

3.	Section 15.2 – End-user Equipment

Further to the description in Section (1), regarding the agreement between the Company and Apple Sales International, or Apple, for the purchase and distribution of iPhone handsets in Israel, the Company entered into a new agreement with Apple which is in force until March 2024.

4.	Section 18 - Finance - Shelf Prospectus

Further to the description in the Section, on April 20, 2021, the Company filed a shelf prospectus with the Israeli Securities Authority, or ISA, and the Tel Aviv Stock Exchange, or TASE. The shelf prospectus allows the Company, from time to time, until April 2023 (or if extended by the ISA, subject to certain conditions, until April 2024), to offer and sell various securities including debt and equity, in Israel, in one or more offerings, subject to filing of a supplemental shelf offering report that describes the terms of the securities offered and the specific details of the offering and the prior approval of the TASE of the supplemental shelf offering report.

At this stage, no decision has been made as to the execution of any offering, nor as to its scope, terms and timing, if executed, and there is no certainty that such offering will be executed.

5.	Section 21.5 – Landline communications regulation

Further to the description in section (3), regulation of multichannel television services, regarding a hearing as to an amendment to the terms of merger in the Bezeq group published in November 2020 by the Competition Commissioner, in April 2021 the Commissioner decided to implement the said change in the terms of the merger.

6.	Section 23.2 - The Sharing Agreement with Xfone

Further to the description in Section (c) regarding the dispute and legal proceedings taken by the Company against Marathon (018) Xfone Ltd., or Xfone, on April 12, 2021, the Company reported that after the mediation between the Company and Xfone failed, on April 11, 2021, the court issued a temporary injunction which prohibits Xfone from executing the termination of the sharing agreement or entering into an agreement which contradicts the sharing agreement with the Company, which shall be in effect until a decision is made in the claim. The extended lien order was also renewed. In addition, as of the date of this report, Xfone continues to not pay the monthly payments it is bound to pay under the agreement and transferred only a partial amount. The Company intends to continue to take actions to exhaust its rights. For additional details see Note 10C of the attached financial statements.

Updates to Chapter D of the Periodic Report

7.	Regulation 21A - The Controlling Shareholder

Further to the description in the Section, on March 25, 2021, Discount Investment Corporation Ltd., or DIC, the indirect controlling shareholder of the Company, announced the completion of the first phase of the transaction for the transfer of means of control in the Company, which included the transfer of shares representing approximately 47.4% of DIC's share capital to a group of investors led by Mega Or Holdings Ltd., or Mega Or, out of which, shares representing approximately 24.9% of DIC's share capital, were transferred to Mega Or. DIC further announced that upon completion of the first phase of the said transaction (1) it provided a notice of termination of the lending transaction between Koor Industries Ltd., or Koor (a wholly owned subsidiary of DIC) and two private companies (the "Companies") as detailed in the Section; (2) as of such date, DIC is a company without a controlling shareholder (as the term "control" is defined in the Israeli Securities Law, 1968), and no longer constitutes a "layer company" (within the meaning of this term in the Law for Promotion of Competition and Reduction of Concentration, 2013, (the "Concentration Law").

As of such date, the Company is considered a "first layer company" (as such term is defined in the Concentration Law) and Mega Or is considered a "founding shareholder" alongside Koor and as an "Israeli shareholder", in lieu of the Companies, as such terms are defined in the Company's cellular license.

As the "Israeli shareholder", Mega Or appoints a director to the Company's board of directors, and as a result, Mega Or became an interest holder in the Company.

On April 21, 2021, DIC reported the transfer of shares representing 5% of DIC's share capital to Mega Or, so that Mega Or holds approximately 29.9% of DIC's share capital.

8.	Regulation 26 - The directors of the corporation

Further to the description in the Section, on April 4, 2021, the Company reported the resignation of Mr. Yoram Turbowicz from his office as director of the Company, effective April 1, 2021.

Avi Gabbay CEO	Doron Cohen Chairman of the Board of Directors

 May 19, 2021

Chapter B

Board of Directors’ Report on
the State of the Company’s Affairs

March 31, 2021

The Company’s Board of Directors hereby respectfully submits the Board of Directors’ Report on the State of the Company’s Affair and its subsidiaries (hereinafter together: "The Group") for the period of three months ended on March 31, 2021, (the "Report Period"). The review below is limited in its scope and refers to events and changes which occurred in the Reporting Period and are material. This Report is prepared according to the Securities Regulations (Periodic and Immediate Reports), 1970 (the “Report Regulations”) and on the assumption it is being read along with the Company's Periodic Report for the year 2020 ("The Periodic Report for the year 2020").

The Board of Directors’ Explanations on the State of the Company’s Affairs and results of operation

1.	Brief description of the Company, its business, and its activity during the Report Period

1.1.	General

The Company was incorporated in Israel in 1994 as a private company under the laws of the State of Israel, under the name Cellcom Israel Ltd. Until February 8, 2021, the Company’s shares were listed for dual trading on the New York Stock Exchange (NYSE) and on the Tel Aviv Stock Exchange. Since February 9, 2021, the Company’s shares are only been traded on the Tel Aviv Stock Exchange.

As of the date of this Report and until the completion of the de-registration of the Company’s shares under US securities laws, if completed, the Company is reporting both under Israeli reporting obligations that apply to companies whose shares are not listed for dual trading, and under US reporting obligations. Similarly, US law with respect to liability towards the Company’s investors also applies in material aspects, alongside Israeli law.

The Company and its subsidiaries are active in the Israeli communications market in two areas of activity, which are reported as reportable segments in the Company’s consolidated financial statements (for details see Note 4 to the Company’s consolidated financial statements as of March 31, 2021 (the “Financial Statements”)):

1.1.1.
The cellular communications area (cellular segment) - In the framework of this area of activity, the Group provides its customers with a wide range of cellular telecommunication services in Israel, under licenses it was granted by the Ministry of Communications. In addition, the Group provides overseas roaming services to its customers and to customers of foreign operators who are visiting Israel. The Company sells related services and equipment and equipment repair services to its customers. The cellular segment also includes the Company’s revenues arising from the sharing agreement with Marathon 018 Xfone Ltd. (“Xfone”). For details see section 1.3 of chapter A of this report.

1.1.2.
The fixed-line communications area (fixed-line segment) - In the framework of this area of activity, the Group provides internet connectivity services, internet infrastructure (based on the fixed-line wholesale market and IBC’s fiber-optic infrastructure), television services internet based (“Cellcom tv”), international telephony services, fixed-line telephony services (“Domestic Operator Services”) for the business and private sectors, and transmission services for business customers and for telecommunication operators on the basis of the Group’s independent infrastructure. The communication services are provided under licenses it was granted by Ministry of Communications (except for the internet television services that do not require a license). Similarly, the Group provides additional services such as: Conferencing services, server hosting services, cloud information security services and IOT solutions. In addition, the Group offers equipment and equipment repair services to its customers.

1.2.	A review of the Company’s management regarding the results of the Group’s activity for the first quarter of 2021

The actions taken by the Company in 2020, which included, among other things, the acquisition of Golan Telecom ltd. ("Golan") and adaptation of the Company's expenses structure, are reflected in the current quarter as the Company presented a significant increase in its revenues and profitability including a significant one-time profit of NIS 14 million which resulted from the consummation of HOT-Company-IBC Israel Broadband Company (2013) Ltd. ("IBC") transaction, and a decrease in the Company's holdings in IBC. In addition, the Company recorded revenues in the amount of NIS 13 million in respect of fiber deployment for IBC. These revenues are expected to significantly decline as of the second half of 2021 in light of the completion of such transaction.

The Corona crisis continues to affect the Group's activity, reflecting lower revenues from roaming services in relation to the year of 2019 as well as a very competitive environment in which the company operates in. However, the current quarter reflects the steps taken by the Company to improve service quality and experience, inter alia, through a significant upgrade of cellular and fixed line infrastructure, which enabled the Company, after a long time, to return to growth in its cellular subscribers' base, as well as continued growth in its subscribers of television, Internet and fibers. (The fiber subscribers' base increased from 93 thousand subscribers in the previous quarter to 106 thousand subscribers in the first quarter of 2021).

The Company intends to continue investing in infrastructure and to improve the quality and service level to its customers, which the Company expects will lead to further improvement of customer satisfaction and an increase in its revenues and results of operations.

As mentioned, despite the Corona virus crisis, which continued to harm the Company's revenues mainly from the roaming of customers abroad and inbound tourism, the Company total revenue in first quarter of 2021 was NIS 1,033 million, compared with NIS 892 million in the corresponding quarter in 2020, reflecting an increase of 15.8%.

The revenues from services in the Cellular segment in the first quarter increased approximately 15.4% compared to the corresponding quarter in 2020 and totaled NIS 457 million. The increase was mainly attributable to the consolidation of the Golan subsidiary. The revenues from services in the fixed-line segment decreased 7.3% compared to the corresponding quarter in 2020 and totaled NIS 303 million. The decrease was mainly due to a decline in transmission revenues received from Golan before its acquisition by the Company, partially offset by an increase from Internet revenues. Equipment revenues in the first quarter of 2021 increased 48.6% compared to the corresponding quarter in 2020 and totaled NIS 312 million, mainly from an increase of equipment sales in fixed-line segment and increase of sales of equipment to business customers in the Cellular segment.

The Company's operating profit in the current quarter amounted to NIS 50 million in relation to profit of NIS 18 million in the corresponding quarter last year, an increase of 178%, despite the Corona crisis that adversely impacted the Company's revenue from roaming from mid-month March 2020. The increase in operating profit was mainly due to the consolidation of Golan results, operational efficiency reflecting in a decline in expenses, as well as an increase in other income as detailed above.

The Adjusted EBITDA of the Company (as defined in section 4.1 below) totaled the current quarter of NIS 271 million, compared with NIS 244 million in the corresponding quarter last year, an increase of 11.1%, while the net profit of the Company amounted to NIS 7 million, compared with a loss of NIS 43 million in the first quarter of 2020.

The Company concluded the current quarter with free cash flow (FCF) (as defined in section 4.1 below), of NIS 49 million, compared with 57 million in the corresponding quarter of 2020, a decrease of 14% , due to a decrease in working capital resulting from the significant increase in end equipment sales.

1.3.	Material events during the Report Period and after the date of the report

A.	With reference to legal proceedings the Company instituted against Xfone, see section 6 on Chapter A of this quarterly report.

B.	With reference to the transfer of means of control in the Discount Investment Corporation Ltd. ("DIC"), see section 7 in Chapter A of this quarterly report.

C.	With reference to a new collective agreement executed by the Company and a subsidiary with its employee's representatives and the Histadrut, see section 2 in Chapter A of this quarterly report.

D.	For details regarding events after the date of the report on the financial position, see Note 10 to the Financial Statements.

1.4.	The Corona virus spread

Further to the Company's report in Note 1B of the consolidated financial statements ended on December 31, 2020, during the first quarter, the Company continued to experience a significant decline in roaming revenues of outgoing and incoming tourism as a result of only a partial return of both outgoing and inbound tourism. The Company estimates that the impact on the results of its operations is expected to continue in the near future as long as the restrictions on the movement of outbound and inbound tourism shall continue.

Regarding the restrictions on trading and closing malls - in light of the gradual opening of the Israeli economy, since the beginning of the quarter, the effect of such restrictions on the Company’s results of operations in the current quarter were not significant.

The Company examined its sources of funding and liquidity, and estimates that it has the financial strength to deal with the implications of the Corona crisis, among other things, in light of the diversity of its activity and its liquidity levels.

The Company examined the effect of the crisis on its current balance in its the statement of Financial Position including current assets, inventory, fixed assets, and influence on changes in leasing agreements and did not make any adjustments in material amounts due to the crisis.

Nevertheless, since this is an event that is outside the control of the Company and due to the ongoing nature of the crisis that is characterized by uncertainty, inter alia, regarding the dates on which the epidemic shall slow down, as of the date of the Financial Statements, there is no certainty with respect to the scope and impact on the Company and on the market in general, inter alia, in light of market conditions, the economic condition in Israel and the world, the scope of unemployment, the scope of private consumption, concern for development of a local or global recession, or another outbreak of the virus. Such sweeping effects, if and as occurring, could, individually or in the aggregate, have an adverse effect on the business of the Group and its results of operations.

The Company’s estimations with respect to the trends, events, and developments in connection with the coronavirus spread, which are expected to have an effect on its business activity and results, and regarding the manner of their effect on the Company, its activity and its results, constitutes forward looking information as defined in the Israeli Securities Law, which is uncertain, since it is affected by an abundance of factors that are not under the Company’s control, and it is inter alia subject to the effect of the factors set forth above, and in the framework of the risk factors in the Company’s area of activity (as set forth in Section 26 of Chapter A to the Periodic Report for the year 2020).

2.	Financial position

Section	As of March 31		Board of directors’ explanation
	2021	2020
	NIS millions
Current assets	2,326	2,493
The decrease in the current assets as of March 31, 2021 in relation to current assets as of March 31, 2020 was mainly due to decrease in cash as a result of the acquisition of Golan in August 2020, as well as a decrease of trade receivables in respect of sales of equipment and cancellation of inter-company balances with Golan.

Non-current assets	4,792	4,273
The increase in non-current assets as of March 31, 2021 in relation to March 31, 2020 was due to an increase in intangible assets in respect of the allocation of cost surplus from the acquisition of Golan. This increase was partially offset against a decrease in the long-term balance of customers for selling equipment and cancellation of inter-company balances with Golan.

Total assets	7,118	6,766
Current liabilities	1,884	1,535
The increase in current liabilities as of March 31, 2021, compared to the current liabilities as of March 31, 2020, mainly derived from an increase in current maturities of loans and debentures and an increase trade payables and provisions section as a result of Golan’s consolidation, and investments in the cellular network.

Non-current liabilities	3,340	3,364
The decrease in non-current liabilities as of March 31, 2021, compared to non-current liabilities as of march 31, 2020, mainly derived from a decrease in liabilities for leases and a decrease in long-term loans due to ongoing repayments. This decrease partially offset against an increase in liabilities for debentures as a result of issuing new debentures in the December 2020.

Total liabilities	5,224	4,899
Equity	1,894	1,867	The increase mainly derived from proceeds of exercise of share options, which offset against the Company’s loss.
Total liabilities and equity	7,118	6,766

3.	Analysis of the operating results

3.1.	Below is an analysis of the Company’s operating results for the three-months period ended as of March 31, 2021 compared to the corresponding period last year

Section	2021	2020	Board of directors’ explanation
	NIS millions
Revenues from services	721	682
The increase in the first quarter of 2021 compared to corresponding quarter in 2020 mainly derived from Golan’s revenues consolidated from September 2020, partially offset by a decrease in revenue from roaming services resulting of the Corona Crisis.

Revenues from equipment	312	210
The increase in the first quarter of 2021 compared to corresponding quarter in 2020 mainly derived from an increase in revenue from equipment in the fixed-line segment as well as an increase in cellular equipment sales to business customer in the cellular segment.

Total revenues	1,033	892
Cost of revenues	(769)	(644)
The increase in the first quarter of 2021 compared to corresponding quarter in 2020 mainly derived from an increase in the cost of the equipment that was sold, the first-time consolidation of Golan and a one-time cost reduction in the corresponding quarter in 2020 of the wholesale market costs as a result of a retrospective update of Bezeq’s tariffs. (approximately NIS 31 million). The increase is partially offset by reducing cost (salaries, content, depreciation, etc.) as part of efficiency measures the Company has taken.

Gross profit	264	248
Gross profit rate from total revenues	25.6%	27.8%
Sale and marketing, General and administrative costs and credit losses	(242)	(235)
The increase in the first quarter of 2021 compared to corresponding quarter in 2020 mainly derived from the first-time consolidation of Golan results, increase of advertising expenses partially offset by a decrease in credit losses expenses as a result of improvement in sales processes.

Other income, net	28	5
The increase in the first quarter of 2021 compared to corresponding quarter in 2020 mainly derived from one time profit as a result of a decrease in equity in investees IBC and from performing contracting work of deploying the fiber optics network for IBC.

Operating profit	50	18
Financing costs, net	(38)	(64)	The decrease in first quarter of 2021 compared to corresponding quarter in 2020 mainly derived from financing losses in the 2020 investments portfolio as a result of Corona crisis.
Share in the losses of equity accounted investees	(2)	(5)
Profit (Loss) before taxes on revenue	10	(51)
Tax benefit (Taxes on income)	(3)	8	In the first quarter of 2021, the Company recorded tax expenses as a result of profit before tax compared to tax benefit recorded in the corresponding quarter as a result of a loss before tax.
profit (loss) for the period	7	(43)

3.2.	Below is central financial data according to segments of activity (in NIS millions):

	Cellular			Fixed-line			Inter-segment adjustments
	1-3/2021	1-3/2020	Change in %	1-3/2021	1-3/2020	Change in %	1-3/2021	1-3/2020
Revenue from services	457	396	15.4%	303	327	(7.3)%	(39)	(41)
Revenue from equipment	240	156	53.8%	72	54	33.3%	-	-
Total revenue	697	552	26.3%	375	381	(1.6)%	(39)	(41)
Adjusted EBITDA[1]	161	131	22.9%	110	113	(2.7)%	-	-
Adjusted EBITDA as a percentage of total revenue	23.1%	23.7%	(2.5)%	29.3%	29.7%	(1.3)%	-	-

1 See definition in Section 4 below.

4.	Operational and financial indicators (KPIs)

4.1.
As of the Report date, the Company’s management uses financial performance indicators that are not based on accepted accounting rules, for evaluating, tracking, and presenting the Company’s financial performance. These indicators do not constitute a substitute for the information included in the Company’s financial statements. Below are the details of the indicators:

Indicator	Calculation/components	Details of the indicator’s purposes	Data
Adjusted EBITDA
Represents the net profit before: interest (net financing costs), taxes, other income (expenses) that are not part of the Company's current activity, depreciation and amortization, profits (losses) equity accounted investees and share-based payments. In addition, including other income (expenses) that are part of the Company's current activity, such as interest income in respect of sale transactions in installments and costs in respect of voluntary retirement plan.

The Company presents this indicator as an additional performance indicator, since it believes that it enables operational performance comparisons between periods and between companies, while neutralizing potential discrepancies arising from differences in the capital structure, taxes, age of fixed assets and amortization costs of which. The adjusted EBITDA does not take into account the requirement of the debt service and additional obligations, including capital investments, and therefore it does not necessarily indicate the amounts available for the Company’s use. In addition, no comparison can be made between the adjusted EBITDA and the indicators that are similarly referred to and that are reported by other companies due to a change in the calculation of these indicators.
See Section 4.2 below.
Free cash flow
Net cash deriving from current activity plus the proceeds from selling fixed assets or investments, which are related to the day-to-day business, and less cash used for investment activity in fixed assets or other assets, less payments for leases. The free cash flow does not include investments in subsidiaries.

The Company presents this indicator as an additional performance indicator, since it believes that it enables comparisons between the cash production rate from the operational activity by periods, while neutralizing potential discrepancies arising from differences in the capital structure and debt. The free cash flow does not take into account the requirements of the debt service and additional financing activity, and therefore it does not necessarily indicate the amounts to be available for the Company’s use. In addition, no comparison can be made between the free cash flow and indicators that are similarly referred to and that are reported by other companies due to a change in the calculation of these indicators.
See Section 4.3 below.

4.2.	Below are details on the adjustments between the Company’s net profit and adjusted EBITDA (in NIS millions):

Indicator	For the three months period ended March 31
	2021	2020
Net profit (loss)	7	(43)
Taxes on income (tax benefit)	3	(8)
Financing costs, net	38	64
Other expenses (income) than are not part of the Company's current activity	(11)	2
Depreciation and amortization	226	220
Losses from equity accounted investees	2	5
Share-based payment	6	4
Adjusted EBITDA	271	244

4.3.	Below are details on the data regarding the Company’s free cash flow (in NIS millions):

	For the three months period ended March 31
Section	2021	2020
Net cash deriving from operating activities(*)	134	165
Cash used for investment activities(**)	(85)	(108)
Free cash flow	49	57

(*) Includes lease and interest payments that were included in the framework of the financial statements in the cash flow from financing activity, according to the provisions of IFRS 16.

(**) In neutralizing changes in the investment portfolio and investment in equity accounted investees.

4.4.
As of the Report date, the Company’s management uses operational performance indicators that are not based on accepted accounting rules, for evaluating, tracking, and presenting each segments operational performance. Below are the details of the indicators:

Central operational indicators - cellular segment:

Indicator	For the three month period ended March 31			Company’s explanations
	2021	2020	Change in %
No. of cellular subscribers at the end of the period (in thousands)[2]	3,232	2,747	17.7%
The increase in the subscribers' base compared to the corresponding quarter last year derives mainly from the acquisition of Golan which was partially offset by excluding Data subscribers (approximately 427,000 subscribers producing negligible revenue to the Company) from the beginning of the fourth quarter of 2020.

Churn rate of cellular subscribers[3] (in %)	7.8%	8.8%	(11.4)%	The decline in the rate of churn derives from steps taken by the Company for improvement of quality and experience of service.
Average monthly revenues per cellular subscriber (ARPU) (in NIS)[4]	47.4	48.1	(1.6)%
The decrease in ARPU, arises from the ongoing erosion of cellular services tariffs, and roaming revenues as a result of the Corona virus crisis, partially offset by excluding Data subscribers from the beginning of the fourth quarter of 2020,

2  Cellular subscribers data refers to “active” subscribers. For purpose of the subscriber base, one “subscriber” means one cellular number. The Company adds a subscriber to the subscribers base upon its joining to the service. A prepaid subscriber is added to the subscribers base only upon charging a prepaid card. A subscriber that ceased being an “active” subscriber is a subscriber that does not generate revenue and activity on the Cellcom network for six consecutive months. Up to and including Q3 2020, the base also included data subscribers (data communications). A data subscriber ceased being an “active” subscriber if it used less than 0.5 Gigabytes or generated cumulative revenues of less than NIS 1, during a six month period. As of the fourth quarter of 2020 the Company ceased to include in its active subscribers base date subscribers (approximately 427,000 active subscribers). To the best of the Company’s knowledge, the six months’ policy is consistent with the policies adopted by other cellular providers in Israel, but the policy of counting the subscribers is not identical between the various cellular providers (the main difference refers to the manner of counting the data subscribers).
3  The churn rate is calculated according to the ratio of cellular subscribers who disconnected from the Company’s services (whether as a result of the subscriber initiating the disconnection or the Group doing so) and of subscribers who became inactive during the period, and the remaining active subscribers at the beginning of the period. The churn rate does not include the subscriber removal of 2020 as aforementioned.
4  ARPU is calculated by dividing the total average monthly revenues from cellular services for the period, by the number of average active subscribers for the period. Revenues from cellular services include, inter alia, include revenues from roaming services and from hosting and network sharing revenue, and monthly revenues from repair services, but they do not include revenues from occasional repair services and from the sale of equipment.

Central operational indicators – Fixed-line segment:

Indicator	For the three month period ended March 31			Company’s explanations
	2021	2020	Change in %
Internet infrastructure - no. of subscribers (households) as of the end of the period (in thousands)[5]	297	279	6.5%	The increase in the number of subscribers is a result of the Group’s continued growth in this area.
Television - no. of subscribers as of the end of the period (in thousands)[5]	254	246	3.3%	The increase in the number of television subscribers is a result of the Group’s continued growth in this area.

5 Subscribers data refers to "active subscribers"

5.	Liquidity

Below are the Board of Directors’ explanations on the Company’s liquidity position for the three-months period ended at March 31, 2021 compared to the corresponding period last year (in NIS millions):

Section	1-3/2021	1-3/2020	Board of directors’ explanation
Cash flow from current activities	200	240	The decrease in first quarter of 2021 compared to corresponding quarter in 2020, derived mainly from working capital differences as a result of increase of equipment sales.
Cash flow from investment activities	(85)	(101)	The decrease in first quarter of 2021 compared to corresponding quarter in 2020, is mainly due to a change in deposits.
Cash flow (used) derived from financing activities	(166)	(338)	The decrease in first quarter of 2021 compared to corresponding quarter in 2020, is mainly due to repayments of debentures in the corresponding quarter.
Balance of cash and cash equivalents as of the end of the period	668	807

6.	Financing sources

6.1.	The Company mainly finances its activity through cash flow from current activity, by issuing securities, including debentures and ordinary shares, and with loans from institutional entities.

6.2.	Details about the Company’s debentures in Circulation as of March 31, 2021 are attached to this Board of Directors Report.

6.3.	Credit from financial institutions

The credit from financial institutions (“Credit Balance”) as of March 31, 2021, amounted to approximately NIS 152 million, including accrued interest, compared to a Credit Balance of approximately NIS 403 million as of March 31, 2020. Most of the change derives from the ongoing repayment of the loans according to their payment schedules, and from the early redemption of a loan,

The current maturities balance for this credit as of March 31, 2021, amounted to approximately NIS 102 million, compared to current maturities of approximately NIS 140 million as of March 31, 2020.

6.4.	There were no significant changes in the credit days received by the Company from its vendors and customers in relation to the description in the Periodic Report for the year 2020.

6.5.
As of the date of the report, in accordance with the determination of the Company's Board of Directors, there are no warning signs as defined in Regulation 10 (B) (14) of the Report Regulations, The Company is in compliance of all financial covenants and the additional terms and liabilities which are included in the deeds of the debentures issued.

7.	Proforma data included in the proforma report

For details regarding the Proforma data in connection with the Golan acquisition, see Proforma statement attached to this quarterly report.

May 19, 2021

Mr. Avi Gabbay	Mr. Doron Cohen
CEO of the Company	Chairman of the Board of Directors

Annex - Details Regarding debentures in Circulation as of the Report Date

1.	Details Regarding debentures in Circulation:

Series (**)	Date of issue	Par value on the issue date (in NIS millions)	Par value on March 31, 2021	Par value on march 31, 2021, including linkage	Accrued interest	Financial statements balance as of March 31, 2021	Stock market value	Type of interest	Payment dates of principal	Payment dates of interest(1)	Terms of linkage	Convertible	Right to early redemption
Series H(2)	July 8, 2014; February 3, 2015*; February 11, 2015*;	949.624	608.906	583.327	2.808	586.135	633.285	Annual interest of 1.98%.	From July 5, 2018, until July 5, 2024 (including)	On January 5 and July 5, every year from 2015 until 2024 (including)	Linked (principal and interest) to the Consumer Price Index.	No	Subject to certain terms
Series I(2)	July 8, 2014; February 3, 2015*; February 11, 2015*; March 28, 2016.	804.010	562.807	551.378	5.426	556.804	595.619	Annual interest of 4.14%.
Eight annual payments: Three equal annual payments of 10% from the principal amount on July 5 of 2018 until 2020 (including), and five equal annual payments of 14% from the principal amount on July 5 of 2021 until 2025 (including).
										On January 5 and July 5, every year from 2015 until 2025 (including)	Not Linked	No	Subject to certain terms
Series J	September 25, 2016	103.267	104.296	103.849	0.595	104.444	110.289	Annual interest of 2.45%.	On July 5 of 2021 until 2026 (including).	On January 5 and July 5, every year from 2017 until 2026 (including)	Linked (principal and interest) to the Consumer Price Index	No	Subject to certain terms
Series K	September 25, 2016; July 1, 2018*; December 10, 2018*	710.634	710.634	707.275	5.875	713.150	741.902	Annual interest of 3.55%.	On July 5 of 2021 until 2026 (including).	On January 5 and July 5, every year from 2017 until 2026 (including)	Not Linked	No	Subject to certain terms
Series L(4)(5)(6)	January 24, 2018; December 10, 2018*; May 12, 2020*, December 1, 2020*	1,235.937	1,224.979	1,162.076	7.132	1,169.208	1,207.584	Annual interest of 2.50%.	On January 5 of 2023 until 2028 (including).	On January 5 every year from 2019 until 2028 (including)	Not Linked	No	Subject to certain terms
Total		3,803.472	3,211.622	3,107.905	21.836	3,129.741	3,288.679

(*)   On these dates the debenture series were expanded. The information appearing in the table refers to the full series.

(**) As of March 31, 2021, the Company’s debentures (Series H, I, K, and L) are material and constitute more than 5% of the Company’s total liabilities as presented in the Financial Statements. Similarly, as of March 31, 2021, the Company’s net debt to adjusted EBITDA6 ratio was 2.39 including the total interest accrued in the books. There was no cause for early redemption in the Report Period.

6 The net debt to adjusted EBITDA ratio is the ratio between the Company’s net debt to the adjusted EBITDA in a period of 12 consecutive months, when neutralizing one-time events. In this respect, “net debt” is defined as credit and loans from banking corporations and others (with no undertaking for leases deriving from the implementation of the provisions in IFRS 16), and undertakings for debentures, less cash and cahs equivalents and current investments in marketable securities. “Adjusted EBIDTA” – see the definition in Section 4.1 above.

2.	Details regarding the trustee:

Series	Name of the trust company	Name of responsible person for the debentures	Contac	Address for delivery of documents
Series H	Mishmeret Trust Services Company Ltd.	CPA Ram Sabati	email: office@mtrust.co.il Tel: 03-6374354	48 Menachem Begin Road, Tel Aviv 6618001,
Series I	Mishmeret Trust Services Company Ltd.	CPA Ram Sabati	email: office@mtrust.co.il Tel: 03-6374354	48 Menachem Begin Road, Tel Aviv 6618001
Series J	Mishmeret Trust Services Company Ltd.	CPA Ram Sabati	email: office@mtrust.co.il Tel: 03-6374354	48 Menachem Begin Road, Tel Aviv 6618001
Series K	Mishmeret Trust Services Company Ltd.	CPA Ram Sabati	email: office@mtrust.co.il Tel: 03-6374354	48 Menachem Begin Road, Tel Aviv 6618001
Series L	Strauss Lazer, Trust Company (1992) Ltd.	Ori Lazer	email: ori@slcpa.co.il Tel: 03-6237777	17 Yitzchak Sadeh Street, Tel Aviv 5613824

3.	Details regarding the rating of the debentures:

Series	Name of rating company	Rating as of the issue date	Rating as of the Report date	Additional ratings between the issue and Report date		Details regarding the intention of the rating company to change the rating
				Rating dates(1)	The rating
Series H	Maalot Standard & Poor’s Ltd. (“Maalot”)	A+	A	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020, 08/2020, 11/2020(1)	A+, A	In August 2019, Maalot updated the Company’s rating forecast from A+ with a negative outlook to a rating of A with a negative outlook.
Series I	Maalot	A+	A	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020, 08/2020, 11/2020(1)	A+, A
Series J	Maalot	A+	A	08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020, 08/2020, 11/2020(1)	A+, A
Series K	Maalot	A+	A	08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020, 08/2020, 11/2020(1)	A+, A
Series L	Maalot	A+	A	01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020, 08/2020, 11/2020(1)	A+, A

(1) In June 2014, August 2014, January 2015, September 2015, March 2016, August 2016, June 2017, January 2018, June 2018, August 2018 and December 2018, Maalot ratified the Company’s A+ rating with a stable outlook. In March 2019, Maalot updated the Company’s rating forecast from A+ with a stable outlook to a rating of A+ with a negative outlook. In August 2019, Maalot updated the Company’s rating forecast from A+ with a negative outlook to a rating of A with a negative outlook. In May 2020, August 2020, and November 2020, Maalot ratified the Company’s rating of A with a negative outlook.

4.	Additional undertakings:

4.1.	The Company’s debentures (Series H to L) are not secured and include, in addition to accepted terms and undertakings, the following undertakings:

a.	A negative pledge undertaking, subject to certain exceptions. Failure to comply with this undertaking shall be deemed a cause for acceleration.

b.
An undertaking not to distribute more than 95% of the profits suitable for distribution under the Companies Law (the “Profits”); provided that (1) should the Company’s net debt to EBITDA[6] ratio exceed the ratio of 3.5:1, the Company shall not distribute more than 85% of the Profits; (2) should the Company’s net debt to EBITDA ratio exceed 4:1, the Company shall not distribute more than 70 of the Profits; and (3) should the Company’s net debt to EBITDA ration exceed 5:1, or 4.5:1 during four consecutive quarters, the Company shall not distribute dividends.

c.	An undertaking to rate the debentures through a rating company (insofar as this is under the Company’s control).
d.
An undertaking to pay additional interest of 0.25% for a two-point decrease in the rating of the debentures Series H to K, and 0.5% for a two point decrease in the rating of debentures Series L, and additional interest of 0.25% for any one point decrease in the rating of the debentures until the maximum addition of 1%, compared to their rating before their issue.

e.	The Company’s undertaking not to issue additional debentures of any series should the Company not meet the financial criteria, or if such issue would cause a decrease in the rating of the debentures.
4.2.	In addition, the Company’s debentures include events of default, including:
a.
Accelerating a different debt of the Company (cross default) by a non-supplier lender, except with respect to a debt of NIS 150 million or less. Such debt acceleration restriction shall not apply to a cross default caused by a different series of Company debentures.

b.	A case where the Company shall cease to be active in the cellular communications area and/or ceased to hold its Cellular License for a period exceeding 60 days.
c.	Trading suspension of the debentures on the Tel Aviv Stock Exchange, for a period exceeding 45 days.
d.	Making a distribution that does not comply with the Company’s undertaking with respect to the restrictions on distributing profits.

e.	Failure to rate the debentures for a period exceeding 60 days.

f.	A court request or order to stay proceedings against the Company or submitting a motion for a creditors settlement.
g.	Selling a substantive part of the Company’s assets or a merger (except for certain exceptions).
h.	Failure to publish financial statements on time.
i.	A net debt to EBITDA ratio that exceeds 5:1, or that exceeds 4.5:1 during four consecutive quarters.
j.	Failure to comply with the Company’s undertaking not to create any pledges.
k.
A material deterioration in the Company’s business compared to the condition thereof on the issue date of the debentures, and real concern that the Company would not be able to repay the debentures on time.

l.	A substantial concern that the Company shall not meet, its material obligations towards the debenture holders.
m.	Including a note in the Company’s financial statements regarding a concern of the Company continued existence as a “going concern” for a period of two consecutive quarters.
n.	Violating the Company’s undertaking with respect to the issue of additional debentures.

Cellcom Israel Ltd. Condensed Consolidated Interim Financial Statements As at March 31, 2021

Condensed Consolidated Interim Financial Statements as at March 31, 2021

Contents

Auditors’ review report to the shareholders of
Cellcom Israel Ltd.

Introduction

We have reviewed the accompanying financial information of Cellcom Israel Ltd. and subsidiaries (hereinafter - the "Company"), which comprises the condensed consolidated statement of financial position as of March 31, 2021 and the condensed consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the three months period then ended. The Company's board of directors and management are responsible for the preparation and presentation of this interim financial information for this interim period in accordance with IAS 34, "Interim Financial Reporting". In addition, they are responsible for the preparation of this interim financial information for this interim period in accordance with chapter 4 of the provisions of the Securities Regulations (periodic and immediate report) 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not reviewed the condensed interim financial information of certain consolidated companies, whose assets included in consolidation constitute approximately 2% of total consolidated assets as of March 31, 2021, and whose revenues included in consolidation constitute approximately 8% of total consolidated revenues for the three months period then ended. Also, we did not review the financial statements of investments in equity accounted investees, whose investments constitute approximately NIS 141 millions as of March 31, 2021, and whose share in losses constitute approximately NIS 6 million for the three months period then ended.

The condensed interim financial information for this interim period of those companies were reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to amounts included for those companies, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with (Israel) Review Standard No. 2410, issued by the Israeli Institute of Certified Public Accountants regards "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing principles generally accepted in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of the other auditors, nothing has come to our attention that causes us to believe that the accompanying condensed interim financial statements do not present fairly, in all material respects, in accordance with International Accounting Standard 34, "Interim Financial Reporting".

In addition to the previous paragraph, based on our review and the review reports of the other auditors, nothing has come to our attention that causes us to believe that the accompanying condensed interim financial statements do not present, in all material respects, in accordance with chapter 4 of the provisions of the Securities Regulations (Periodic and immediate reports) 1970.

Tel-Aviv, Israel	Kesselman & Kesselman
May 19, 2021	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

Cellcom Israel Ltd.

Condensed Consolidated Interim Statements of Financial Position

			Convenience
			translation
			into US dollar
			(Note 2D)
	March 31	March 31	March 31	December 31
	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Current assets
Cash and cash equivalents	807	668	200	719
Current investments and deposits	431	412	124	429
Trade receivables	1,109	1,021	306	985
Current tax assets	4	5	1	2
Other receivables	28	49	15	39
Deferred expenses - right of use	42	54	16	52
Inventory	72	117	35	73

	2,493	2,326	697	2,299
Non- current assets
Trade and other receivables	424	168	50	183
Deferred expenses - right of use	323	321	97	315
Property, plant and equipment, net	1,391	1,368	410	1,402
Intangible assets and others, net	1,287	2,172	652	2,188
Investments in equity accounted investees	151	142	43	131
Right-of-use assets, net	697	621	186	639

	4,273	4,792	1,438	4,858

	6,766	7,118	2,135	7,157

Current liabilities
Current maturities of debentures and of loans from financial institutions	323	478	143	514
Current tax liabilities	6	2	1	-
Current maturities of lease liabilities	213	210	63	214
Trade payables and accrued expenses	625	846	254	768
Provisions	96	150	45	176
Other payables, including derivatives	272	198	59	257

	1,535	1,884	565	1,929
Non- current liabilities
Long-term loans from financial institutions	263	50	15	50
Debentures	2,513	2,730	819	2,723
Long-term lease liabilities	494	442	132	457
Provisions	22	29	9	30
Other long-term liabilities	3	40	12	41
Liability for employee rights upon retirement, net	19	11	3	11
Deferred taxes liabilities	50	38	11	36

	3,364	3,340	1,001	3,348

	4,899	5,224	1,566	5,277

Equity
Equity attributable to owners of the Company	1,865	1,894	569	1,880
Non-controlling interest	2	-	-	-

	1,867	1,894	569	1,880

	6,766	7,118	2,135	7,157

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

May 19, 2021
Date of approving the financial statements	Doron Cohen Chairman of the board	Avi Gabbay CEO	Shai Amsalem CFO

Cellcom Israel Ltd.

Condensed Consolidated Interim Statements of Income

			Convenience
			translation
			into US dollar
			(Note 2D)
	Three-month period ended March 31		Three- month period ended March 31	Year ended December 31
	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Revenues	892	1,033	310	3,676
Cost of revenues	(644)	(769)	(231)	(2,800)

Gross profit	248	264	79	876

Selling and marketing expenses	(145)	(168)	(50)	(580)
General and administrative expenses	(79)	(74)	(22)	(330)
Credit losses	(11)	-	-	(27)
Other income, net	5	28	8	38

Operating profit (loss)	18	50	15	(23)

Financing income	9	6	2	10
Financing expenses	(73)	(44)	(13)	(182)
Financing expenses, net	(64)	(38)	(11)	(172)

Share in losses of equity accounted investees	(5)	(2)	(1)	(14)

Profit (loss) before taxes on income	(51)	10	3	(209)

Tax benefit (taxes on income)	8	(3)	(1)	39
Profit (loss) for the period	(43)	7	2	(170)
Attributable to:
Owners of the Company	(43)	7	(12)	(170)
Non-controlling interests	-	-	-	-
Profit (loss) for the period	(43)	7	(12)	(170)

Profit (loss) per share
Basic profit (loss) per share (in NIS)	(0.29)	0.04	0.01	(1.11)
Diluted profit (loss) per share (in NIS)	(0.29)	0.04	0.01	(1.11)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd.

Condensed Consolidated Interim Statements of Comprehensive Income

			Convenience translation into US dollar (Note 2D) Three- month period ended March 31

	Three- month period ended March 31			Year ended December 31
	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Profit (loss) for the period	(43)	7	2	(170)
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges,net	2	1	-	(2)
Total other comprehensive income for the period that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	2	1	-	(2)
Other comprehensive income items that will not be transferred to profit or loss
Re-measurement of defined benefit plan, net of tax	-	-	-	2
Total other comprehensive loss for the period that will not be transferred to profit or loss, net of tax	-	-	-	2
Total other comprehensive profit (loss) for the period, net of tax	2	1	-	-
Total comprehensive profit (loss) for the period	(41)	8	2	(170)
Total comprehensive profit (loss) attributable to:
Owners of the Company	(41)	8	2	(170)
Non-controlling interests	-	-	-	-
Total comprehensive profit (loss) for the period	(41)	8	2	(170)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company					Convenience translation into US dollar (Note 2D)
	Share capital	Share premium	Capital reserves	Retained earnings	Total
	NIS millions					US$ millions
For the three-month period ended March 31, 2021 (Unaudited)

Balance as of January 1, 2021 (Audited)	2	792	(2)	1,088	1,880	564
Comprehensive income for the period, net of tax
Profit for the period	-	-	-	7	7	2
Other comprehensive income for the period, net of tax	-	-	1	-	1	-
Share based payments	-	-	-	6	6	2
Balance as of March 31, 2021 (Unaudited)	2	792	(1)	1,101	1,894	568

	Attributable to owners of the Company
	Share capital	Share premium	Receipts on account of share options	Capital reserves	Retained earnings	Total	Non-controlling interests	Total equity
	NIS millions
For the three-month period ended March 31, 2020 (Unaudited)

Balance as of January 1, 2020 (Audited)	2	623	24	-	1,236	1,885	2	1,887
Comprehensive income (loss) for the period
Loss for the period	-	-	-	-	(43)	(43)	-	(43)
Other comprehensive income for the period, net of tax	-	-	-	2	-	2	-	2

Exercise of share options	-	20	(3)	-	-	17	-	17
Share based payments	-	-	-	-	4	4	-	4
Balance as of March 31, 2020 (Unaudited)	2	643	21	2	1,197	1,865	2	1,867

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd.

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company
	Share capital	Share premium	Receipts on account of share options	Capital reserve	Retained earnings	Total	Non-controlling interests	Total equity
	NIS millions
For the year ended December 31, 2020 (Audited)

Balance as of January 1, 2020	2	623	24	-	1,236	1,885	2	1,887
Comprehensive loss for the year
Loss for the year	-	-	-		(170)	(170)	-	(170)
Other comprehensive loss for the year, net of tax	-	-	-	(2)	2	-	-	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	-	20	20	-	20
Equity offering	-	-	5	-	-	5	-	5
Deduction of non-controlling interest due to loss of control in subsidiaries	-	-	-	-		-	(2)	(2)
Exercise of share options	-	169	(29)	-	-	140	-	140

Balance as of December 31, 2020	2	792	-	(2)	1,088	1,880	-	1,880

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd.

Condensed Consolidated Interim Statements of Cash Flows

			Convenience
			translation
			into US dollar
			(Note 2D)
	Three-month period ended March 31		Three- month period ended March 31	Year ended December 31
	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities
Profit (loss) for the period	(43)	7	2	(170)
Adjustments for:
Depreciation and amortization	220	226	68	924
Share based payments	4	6	2	20
Net change in fair value of investment property	2	2	1	7
Taxes on income (tax benefit)	(8)	3	1	(39)
Financing expenses, net	64	38	11	172
Other expenses (income)	-	(13)	(4)	7
Share in losses of equity accounted investees	5	2	1	14

Changes in operating assets and liabilities:
Change in inventory	(6)	(44)	(13)	(7)
Change in trade receivables (including long-term amounts)	72	(23)	(7)	125
Change in deferred expenses - right of use (including long-term amounts)	(12)*	(18)	(5)	(50)
Change in other receivables (including long-term amounts)	5 *	(9)	(3)	-
Change in trade payables, accrued expenses and provisions	(47)	50	15	53
Change in other liabilities (including long-term amounts)	(2)	(21)	(5)	(51)
Payments for derivative hedging contracts, net	(12)	(5)	(1)	(3)
Income tax paid	(2)	(1)	-	(9)
Net cash from operating activities	240	200	63	993

Cash flows from investing activities
Acquisition of property, plant, and equipment	(66)	(52)	(16)	(296)
Additions to intangible assets and others	(52)	(52)	(15)	(203)
Acquisition of equity accounted investee	(3)*	-	-	(3)
Change in current investments, net	9	17	5	89
Recepits from other derivative contracts, net	10	2	1	1
Interest received	1	-	-	5
Acquisition of subsidiary, less cash purchased	-	-	-	(608)
Net cash used in investing activities	(101)	(85)	(25)	(1,015)

* Reclassified
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd.

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience
			translation
			into US dollar
			(Note 2D)
	Three-month period ended March 31		Three- month period ended March 31	Year ended December 31
	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Cash flows from financing activities
Payments for derivative contracts, net	(1)	-	-	(6)
Payments for long-term loans from financial institutions	-	(37)	(11)	(212)
Repayment of debentures	(223)	-	-	(417)
Proceeds from issuance of debentures, net of issuance costs	-	-	-	583
Interest paid	(63)	(69)	(21)	(130)
Equity offering	-	-	-	5
Proceeds from exercise of share options	17	-	-	140
Payment of principal of lease liabilities	(68)	(60)	(18)	(228)
Net cash from (used in) financing activities	(338)	(166)	(50)	(265)

Changes in cash and cash equivalents	(199)	(51)	(12)	(287)

Cash and cash equivalents as at the beginning of the period	1,006	719	216	1,006

Cash and cash equivalents as at the end of the period	807	668	200	719

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The condensed consolidated interim financial statements of the Group as at March 31, 2021, comprise the Company and its subsidiaries (together referred to as the "Group") and the Group’s holdings in included entities. The Group operates and maintains telecommunications systems in Israel and provides cellular telecommunications services, landline telephony services, internet services, international calls services, television over the internet services and transmission services. The Company is controlled by Koor Industries Ltd. (directly and through agreements with other shareholders of the Company), a wholly owned subsidiary of Discount Investment Corporation Ltd. ("DIC."), a company without a controlling shareholder whose shares are traded on the Tel Aviv Stock Exchange. The Company's shares are traded on the Tel Aviv Stock Exchange (TASE).

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2020 (hereinafter - “the Annual Financial Statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on May 19, 2021.

B.	Functional and presentation currency

These condensed consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These condensed consolidated financial statements have been prepared on the basis of historical cost except for the following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, Investment property is measured at fair value.  deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

D.	Use of estimates and judgments

The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the Annual Financial Statements.

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

E.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*

As of March 31, 2021	3.334	223.56
As of March 31, 2020	3.565	223.56
As of December 31, 2020	3.215	223.34

Increase (decrease) during the period:

Three months ended March 31, 2021	3.70%	0.10%
Three months ended March 31, 2020	3.15%	(0.50)%
Year ended December 31, 2020	(6.97)%	(0.60)%

*According to 1993 base index.

F.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of and for the three month period ended March 31, 2021, have been presented in dollars, translated at the representative rate of exchange as of March 31, 2021 (NIS 3.334 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Note 3 - Significant Accounting Policies

The accounting policies of the Group in these condensed consolidated interim financial statements are the same as those applied in the Annual Financial Statements.

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments

The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine the balance of assets or liabilities for those segments and therefore, they are not presented.

●	Cellular segment - the segment includes the cellular communications services, cellular equipment and supplemental services.

●	Fixed-line segment - the segment includes landline telephony services, internet services, television services, transmission services, landline equipment and supplemental services.

The accounting policies of the reportable segments are the same as described in the annual financial statements in Note 3, regarding Significant Accounting Policies.

	Three-month period ended March 31, 2021
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to profit for the period

External revenues	693	340	-	1,033
Inter-segment revenues	4	35	(39)	-
Adjusted segment EBITDA *	161	110			271

Depreciation and amortization					(226)
Taxes on income					(3)
Financing income					6
Financing expenses					(44)
Other income					11
Share based payments					(6)
Share in losses of equity accounted investees					(2)
Profit for the period					7

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	Three-month period ended March 31, 2020
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the period

External revenues	548	344	-	892
Inter-segment revenues	4	37	(41)	-
Adjusted segment EBITDA *	131	113			244

Depreciation and amortization					(220)
Tax benefit					8
Financing income					9
Financing expenses					(73)
Other expenses					(2)
Share based payments					(4)
Share in losses of equity accounted investees					(5)

Loss for the period					(43)

	Year ended December 31, 2020
	NIS millions
	(Audited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the year

External revenues	2,349	1,327	-	3,676
Inter-segment revenues	15	153	(168)	-

Adjusted segment EBITDA *	525	393			918

Depreciation and amortization					(924)
Tax benefit					39
Financing income					10
Financing expenses					(182)
Other income					3
Share based payments					(20)
Share in losses of equity accounted investees					(14)

Loss for the year					(170)

* Adjusted segment EBITDA as reviewed by the Group's CODM, represents the net profit before interest (financing expenses, net), taxes, other income (expenses) that are not part of the Company's current activity, depreciation and amortization, profits (losses) of equity account investees and share based payments. In addition, including other income (expenses) that are part of the Company's current activity, such as interest income in respect of transactions sale transactions in instalments and expenses in respect of a voluntary retirement plan. Adjusted Segment EBITDA is not a financial measure under IFRS and is not comparable to other similarly titled measures for other companies.

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 - Financial Instruments

Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments, including derivatives, trade and other payables, including derivatives and other long-term liabilities, are equal or approximate to their fair value.

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	March 31,				December 31,
	2020		2021		2020
	Book value	Fair value	Book value	Fair value	Book value	Fair value*
	NIS millions		NIS millions		NIS millions
Debentures including current maturities and accrued interest	(2,719)	(2,727)	(3,130)	(3,289)	(3,160)	(3,329)
Long-term loans from financial institutions including current maturities and accrued interest	(403)	(407)	(152)	(155)	(188)	(192)

* The fair value as of December 31, 2020, includes principal and interest in a total sum of approximately NIS 62 million, paid in January 2021.

Note 6 - Revenues

Composition

	Three months ended March 31,		Year ended December 31,
	2020	2021	2020
	(Unaudited)		(Audited)
	NIS millions

Revenues from equipment	210	312	878

Revenues from services
Cellular services	365	432	1,543
Land-line communications services	290	267	1,153
Other services	27	22	102
Total revenues from services	682	721	2,798
Total revenues	892	1,033	3,676

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 - Impairment testing for cash-generating unit containing goodwill

As of December 31, 2020, the Company performed a quantitative assessment for each of its cash generating units and assessment if a reduction for the goodwill impairment for its cellular and fixed-line segments are required.

The recoverable amount of each of the Company's cash-generating units was evaluated by the company with the assistance of an external appraiser using the Value In Use model which was calculated using discounted cash flows method based on a projected five-year cash flows. The five-year projected cash flows were estimated in light of the long-term growth rate. The Company used a relevant discount rate, which reflected the specific risks associated with the future cash flows of its cash-generating units.

At the end of the first quarter of 2021, the Company examined if there are internal and external indications that could lead to a change in the assessment of the work performed as of December 31, 2020, and concluded that there are no indications that require an assessment of a goodwill impairment.

Determining the fair value of cash generating units requires significant judgment, including judgments about the appropriate discount rates, terminal growth rates, weighted average costs of capital and the amount and timing of projected future cash flows. The Company will continue to monitor the fair value of its cash generating units to determine whether events and changes in circumstances such as deterioration in the business climate or operating results, continuous decline in the share price, changes in management’s business strategy or downward adjustments to the Company’ cash flows projections, warrant further impairment testing in future periods.

Note 8 - Contingent Liabilities

The Group is involved in various lawsuits against it deriving from the ordinary course of business. The costs that may result from these lawsuits are only accrued when it is more likely in more than 50% that a monetary liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded in the financial statements is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the financial statements as of March 31, 2021, in respect of all lawsuits against the Group amounted to ILS 56 million.

Most of the purported class actions that are filed against the Group are claims by end customers of the Group, primarily for allegations regarding unlawful charges, conduct in breach of law or license, or breach of agreements with the customers, while causing pecuniary and non-pecuniary damages to the customers (hereinafter: “Consumer Claims”). In addition, various legal proceedings have been brought against the Group by employees, subcontractors, suppliers, authorities and others, most for allegations of violation of law with respect to termination of employment and mandatory payments to employees, allegations for breach of contract, copyright infringement, patent infringement and mandatory payments to authorities (hereinafter: “Other Claims”).

After the end of reporting period, in addition to the claims listed in the table, two purported class actions were filed against the Group in which no claim amount was noted. At this preliminary stage their prospects of success cannot be estimated.

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 8 - Contingent Liabilities (cont'd)

Described hereunder are the outstanding lawsuits against the Group, classified into groups with similar characteristics. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group:

Group of claims	Claim amount	Claim amount for claims without an estimate of chance of success	Total
	NIS million
Consumer Claims	1,887 (1) (2)	238	2,125
Other Claims	10	-	10
Total	1,897	238	2,135

(1)	Including claims against the Group and other defendants together in a total amount of approximately ILS 700 million, without the Group noting the separate claim amount.
(2)	There are additional claims against the Group for which no claim amount was noted, for which Group may have additional exposure.

Described hereunder the number and amount of the claims as at March 31, 2021, divided down by amount of the claim:

Claim amount	Number of claims	Total claims amount (ILS millions)
Up to ILS 100 million *	41	724
ILS 100-500 million	3	705
Unquantified claims	15	-
Against the Group and other defendants together without specifying the amount claimed from the Group	2	700
Against the Group and other defendants together, in which the amount claimed from the Group has been quantified	2	6
Unquantified claims against the Group and other defendants	5	-
Total	68	2,135

* Including 25 claims filed against the Group by employees, subcontractors, suppliers, authorities and others as of March 31, 2021, in a total amount of approximately ILS 10 million.

Note 9 - Collective employment agreement

In April 2021, the Company and its subsidiary Dynamica, have entered into a collective employment agreement with the Company's employees' representatives and the Histadrut, an Israeli labor union, for a term of three years (2021-2023). The agreement includes policy and employment terms similar to those practiced with certain modifications, including a 3% average salary increase in 2022 and 2023 to entitled employees and mechanisms to allow the Company to improve its service level and operational excellence, among others, by constant improvement to our employees' quality and quantity. Employees' participation in the Company's gains – 12.5% over an annual operational net profit of NIS 400 million, divided quarterly, remains unchanged.

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 10 - Material event in the reporting period

A.	Update on the Corona virus measures and possible implications

Further to Note 1B of the Annual Financial Statements for the year 2020, during the first quarter of the year 2021, the Company continued to experience a significant decline in roaming revenues from outgoing and incoming tourism as a result of only a partial return of the outgoing and incoming tourism. The Company estimates that the material adverse effect of roaming services on its results of its operations is expected to continue in the near future insofar as the restrictions on the movement of outbound and inbound tourism shall continue.

Regarding the restrictions on trading and closure of malls - in light of the gradual opening of the Israeli economy, since the beginning of the quarter, the effect on the Company's results of operation in the current quarter were insignificant.

The Company examined its sources of funding and liquidity, and estimates that it has the financial strength to deal with the implications of the crisis, among other things, in light of the diversity of its activity and its liquidity levels. The Company examined the effect of the crisis on the balance financial position including current assets, inventory, fixed assets, and influence on changes in leasing agreements and did not make any adjustments in material amounts due to the crisis.

Nevertheless, since this is an event that is outside the control of the Company and due to the ongoing nature of the crisis that is characterized by uncertainty, inter alia, regarding the time on which the pandemic shall slow down, as of the date of the financial statements, there is no certainty with respect to the scope of the impact on the Company and on the market in general, inter alia, in light of market conditions, and the stages of dealing with the pandemic in Israel and worldwide, the scope of unemployment, the scope of private consumption, concern for development of a local or global recession, -or additional outbreak of the virus. Such extensive effects, if occur, in whole or in part, could have an adverse effect on the business of the Group and the results of its operations.

B.	Investment agreement in IBC

Further to Note 32 F in the Annual Financial Statements, in February 2021, after receiving the required regulatory approvals, the transactions with Hot telecommunication systems Ltd. (together with its affiliated entities) ("HOT") in I.B.C (Unlimited) Holdings L.P ("IBC Partnership") was completed. As a result, a decrease in Company's holding in IBC Partnership, the Company recorded a one-time profit in the amount of NIS 14 million in Other income.

C.	The Sharing Agreement with Xfone

Further to Note 32 D in the Annual Financial Statements, on April 2021, after the mediation between the Company and Xfone was not successful, on April 11, 2021, the court issued a temporary injunction which prohibits Xfone from executing the termination of the sharing agreement or entering into an agreement which contradicts the sharing agreement with the Company, which shall be in effect until a decision is made in the claim. The Company continues to renew the lien order. In addition, as of the date of this report, Xfone continues not to pay the payments it is bound to pay under the agreement and transferred only a partial amount. The total debt balance of Xfone in respect of the sharing agreement as reflected in the financial statement of the Company as of March 31, 2021, excluding VAT and including the amount Xfone was debited for its share in joint network equipment, totaled approximately NIS 55 million. The revenues from Xfone included in the financial statement for the three month period ended March 31, 2021 totaled NIS 15 million. The Company intends to continue to take actions to exhaust its rights.

Cellcom Israel Ltd.

Separate Interim Financial Information

As at March 31, 2021

(Unaudited)

Contents

The accompanying review report is a non-binding translation into English of the original review report published in Hebrew. The version in Hebrew is the approved text.

To
The Shareholders of
Cellcom Israel Ltd.
Netanya, Israel

Re:          Auditors' special report on separate financial information in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports) – 1970

Introduction

We have reviewed the separate financial information disclosed in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of Cellcom Israel Ltd (hereafter - the Company) as of March 31, 2021 and for the three months period then ended. This separate financial information is the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on this separate financial information based on our review.

We did not review the financial information included in the financial statements of investees, the total net assets less total liabilities of which amounted to NIS 39 million as of March 31, 2021, and the Company's share in the loss of those investees amounted to NIS 7 million for the three months period then ended. The financial statements of those investees were reviewed by other independent auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those investees, is based on the reports of the other independent auditors.

Scope of review

We conducted our review in accordance with (Israel) Review Standard No. 2410, issued by the Israeli Institute of Certified Public Accountants regards "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing principles generally accepted in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of the other auditors, nothing has come to our attention that causes us to believe that the accompanying condensed interim financial statements do not present fairly, in all material respects, in conformity with Regulation 38D to the Israel Securities Regulations (Periodic and Immediate Reports), 1970.

Tel Aviv, Israel	Kesselman & Kesselman
May 19, 2021	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Derech Menachem Begin 146, Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

C - 2

Cellcom Israel Ltd.
Condensed Interim Information of Financial Position

			translation
			into US dollar
			(Note 2D)
	March 31,	March 31,	March 31,	December 31,
	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Current assets
Cash and cash equivalents	588	440	132	578
Current investments and deposits	401	310	93	310
Trade receivables	941	986	296	927
Current tax assets	-	4	1	3
Other receivables	21	41	12	32
Inventory	50	67	20	41

	2,001	1,848	554	1,891
Non- current assets
Trade and other receivables	410	155	46	170
Property, plant and equipment, net	1,283	1,263	379	1,295
Intangible assets and others, net	427	422	127	431
Investments in equity accounted investees	2,080	2,134	640	2,063
Loans from investees and capital notes	-	376	113	373
Right-of-use assets, net	672	593	178	607

	4,872	4,943	1,483	4,939

	6,873	6,791	2,037	6,830

Current liabilities
Current maturities of debentures and of loans from financial institutions	323	478	143	514
Current tax liabilities	2	-	-	-
Current maturities of lease liabilities	197	194	58	198
Trade payables and accrued expenses	516	595	179	581
Provisions	88	80	24	89
Loans from investees companies	90	90	27	90
Other payables, including derivatives	197	156	47	169

	1,413	1,593	478	1,641
Non- current liabilities
Long-term loans from financial institutions	263	50	15	50
Debentures	2,513	2,730	819	2,723
Long-term lease liabilities	485	428	128	440
Provisions	22	29	9	30
Other long-term liabilities	20	39	12	41
Long-term loans from investees companies	242	-	-	-
Liability for employee rights upon retirement, net	-	10	3	9
Deferred taxes liabilities	50	18	5	16

	3,595	3,304	991	3,309

	5,008	4,897	1,469	4,950

Equity
Equity attributable to owners of the Company	1,865	1,894	568	1,880

	1,865	1,894	568	1,880

	6,873	6,791	2,037	6,830

The accompanying notes are an integral part of these Separate financial statements.

May 19, 2021
Date of approving the financial statements	Doron Cohen Chairman of the board	Avi Gabbay CEO	Shai Amsalem CFO

C - 3

Cellcom Israel Ltd.
Condensed Interim Information of Profit or Loss

			Convenience
			translation
			into US dollar
			(Note 2D)
	Three-month period ended March 31		Three- month period ended March 31	Year ended December 31
	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Revenues	576	672	202	2,381
Cost of revenues	(479)	(553)	(166)	(2,020)

Gross profit	97	119	36	361

Selling and marketing expenses	(99)	(109)	(33)	(390)
General and administrative expenses	(57)	(55)	(16)	(237)
Credit losses	(10)	1	-	(25)
Other income, net	7	30	9	45

Operating loss	(62)	(14)	(4)	(246)

Financing income	8	7	2	34
Financing expenses	(73)	(44)	(13)	(204)
Financing expenses, net	(65)	(37)	(11)	(170)

Share in profit of investees companies	74	59	17	204

Profit (loss) before taxes on income	(53)	8	2	(212)

Tax benefit (taxes on income)	10	(1)	-	42
Profit (loss) for the period	(43)	7	2	(170)

The accompanying notes are an integral part of these Separate financial statements.

C - 4

Cellcom Israel Ltd.
Condensed Interim Information of Comprehensive Income

	Three- month period ended March 31		Convenience translation into US dollar (Note 1C) Year ended December 31	Year ended December 31
	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions

Profit (loss) for year	(43)	7	2	(170)
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges transferred to profit or loss, net of tax	2	1	-	(2)
Total other comprehensive income for the year that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	2	1	-	(2)
Other comprehensive income items that will not be transferred to profit or loss
Re-measurement of defined benefit plan, net of tax	-	-	-	2
Total other comprehensive loss for the year that will not be transferred to profit or loss, net of tax	-	-	-	2
Total other comprehensive profit (loss) for the year, net of tax	2	1	-	-
Total comprehensive prfit (loss) for the year	(41)	8	2	(170)

The accompanying notes are an integral part of these Separate financial statements.

C - 5

Cellcom Israel Ltd.
Condensed Interim Information of Cash Flows

			Convenience
			translation
			into US dollar
			(Note 1C)
	Three-month period ended March 31		Three- month period ended March 31	Year ended December 31
	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions
Cash flows from operating activities	(Unaudited)		(Unaudited)	(Audited)
Loss for the period	(43)	7	2	(170)
Adjustments for:
Depreciation and amortization	186	185	55	780
Share-based payments	4	6	2	20
Net change in fair value of investment property	2	2	1	7
Tax benefit	(10)	1	-	(42)
Financing expenses, net	65	37	11	170
Other income	-	(11)	(3)	-
Share in losses of equity accounted investees	(74)	(59)	(18)	(204)
Changes in operating assets and liabilities:
Change in inventory	(10)	(26)	(8)	(1)
Change in trade receivables (including long-term amounts)	56	(67)	(20)	154
Change in other receivables (including long-term amounts)	10	(5)	(1)	(3)
Change in trade payables, accrued expenses and provisions	(24)	22	7	34
Change in other liabilities (including long-term liabilities)	(1)	29	9	(89)
Payments for derivative hedging contracts, net	(12)	(5)	(2)	(3)
Income tax paid	(1)	(1)	-	(7)
Net cash from operating activities	148	115	35	646

Cash flows from investing activities
Acquisition of property, plant and equipment	(31)	(50)	(15)	(262)
Acquisition of intangible assets and others	(33)	(44)	(13)	(181)
Investments in investee companies	(9)	(1)	-	(617)
Change in current investments, net	9	-	-	110
Receipts for other derivative contracts, net	10	2	-	1
Dividend received	-	-	-	195
Interest received	2	-	-	6
Net cash used in investing activities	(52)	(93)	(28)	(748)

The accompanying notes are an integral part of these Separate financial statements.

C - 6

Cellcom Israel Ltd.
Condensed Interim Information of Cash Flows (cont'd)

			Convenience
			translation
			into US dollar
			(Note 1C)
	Three-month period ended March 31		Three- month period ended March 31	Year ended December 31
	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions
Cash flows from financing activities	(Unaudited)		(Unaudited)	(Audited)

Payments for derivative contracts, net	(1)	-	-	(6)
Repayment of long-term loans from financial institutions	-	(37)	(11)	(212)
Repayment of debentures	(223)	-	-	(417)
Receipt from issuance of debentures, net of issuance costs	-	-	-	596
Interest paid	(63)	(69)	(21)	(130)
Equity offering	-	-	-	5
Receipt of loan from investees	-	-	-	90
Proceeds from exercise of share options	17	-	-	140
Payment of principal of lease liabilities	(62)	(54)	(16)	(210)
Net cash used in financing activities	(332)	(160)	(48)	(144)

Changes in cash and cash equivalents	(236)	(138)	(41)	(246)

Cash and cash equivalents as at the beginning of the period	824	578	173	824

Cash and cash equivalents as at the end of the period	588	440	132	578

The accompanying notes are an integral part of these Separate financial statements.

C - 7

Cellcom Israel Ltd.
Additional Information to the Separate Financial Information

Note 1- Basis of Preparation of the Financial Information

A. Definitions

Presented hereunder is condensed financial information from the Group’s condensed consolidated financial statements as at March 31, 2021 (hereinafter – the consolidated financial statements), which are issued as part of the periodic reports, and which are attributed to the Company itself (hereinafter – separate financial information), and are presented in accordance with Regulation 38D (hereinafter – the Regulation) and the tenth addendum to the Securities Regulations (Periodic and Immediate Reports) – 1970 (hereinafter – the tenth addendum) regarding separate financial information of an entity.

Unless stated otherwise, all the terms presented in the separate financial information are as defined in the Company's consolidated financial statements as of December 31, 2020 (hereinafter: "the consolidated financial statements").

"The Company" – Cellcom Israel Ltd.

"Investee companies" – Subsidiaries and companies accounted on the equity basis.

"Inter-company transactions" – transactions between the company and her investees.

"Inter-company balance", "Inter-company revenues and expenses", "Inter-company cash flows" – balances, revenues or expenses, and cash flows, depending on the matter, arising from inter-company transactions, which eliminated in the consolidated financial statements.

B. Basis of preparation of the financial Information

Accounting Policy in the condensed separate interim financial information, is in accordance with the accounting policies, which detailed in the separate financial information as of December 31, 2020.

C. Convenience translation into U.S. dollars ("dollars" or "$")

For the convenience of the reader, the reported NIS figures as of March 31, 2021 and for the year then ended, have been presented in dollars, translated at the representative rate of exchange as of March 31, 2020 (NIS 3.334 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Note 2 - Commitments, loans and significant transactions with Investees

A.	Investments and ownership interest in investee companies

	Company's ownership interest in the investee	Mar-31		Convenience translation into US dollar (Note 1C) Year ended March 31	December 31
		2020	2021	2021	2020
		NIS millions		US$ millions	NIS millions
Cellcom Fixed Line Communication L.P.	100%	1,783	1,470	441	1,412
Golan Telecom Ltd.	100%	-	396	119	398
Dynamica Cellular Ltd.	100%	145	125	37	121
I.B.C (Unlimited) Holdings L.P.	33%-50%	150	141	42	130
Other Companies	-	2	2	1	2
		2,080	2,134	640	2,063

C - 8

Cellcom Israel Ltd.
Additional Information to the Separate Financial Information

Note 2 - Commitments, loans and significant transactions with Investees (cont'd)

B.	Loans to investee companies

	March 31		December 31
	2020	2021	2020
	NIS millions

Loan to Golan Telecom Ltd. *	-	126	123
Capital Note - Golan Telecom Ltd.	-	250	250
	-	376	373

* The loan was granted as part of the sharing network agreement singing in 2017, half of which in includes an annual interest rate of 1.85% and is linked to the CPI, the other half includes an interest rate of 3.5% and is not linked.

C.	Loans from investee companies

	March 31		December 31
	2020	2021	2020
	NIS millions
Short-term loan from Cellcom Fixed Line Communication L.P. *	90	90	90

Long-term loan from Cellcom Fixed Line Communication L.P. *	242	-	-

* The loan includes an annual interest rate of 2.6% and is not linked.

D.	Dividend's and share of profits from limited partnerships

	Three-month period ended March 31		Year ended December 31
	2020	2021	2020
Cellcom Fixed Line Communication L.P.	-	-	510
Dynamica Cellular Ltd.	-	-	25
	-	-	535

Note 3 - Events during and after the reporting period

A.	For additional information regarding the Covid-19 virus and his possible effects on the company, see Note 10 A for the consolidated financial statements.
B.	For additional information regarding the investment agreement under which HOT entered as partner at I.B.C (Unlimited) Holdings L.P., see Note 10 B for the consolidated financial statements.
C.	For additional information regarding the dispute with Xfone and legal steps taken by the Company against Xfone, see Note 10 C for the consolidated financial statements.

C - 9

Cellcom Israel Ltd.

Condensed Consolidated Interim
Financial Statements Pro forma

As at March 31, 2021
(Unaudited)

The accompanying review report is a non-binding translation into English of the original review report published in Hebrew. The version in Hebrew is the approved text.

Auditors' review to the shareholders of CELLCOM ISRAEL LTD

We have reviewed the proforma separate financial information of Cellcom Israel Ltd. (hereinafter - the Company) and Golan Telecom Ltd (hereinafter - the acquiree) for the three months period ended March 31, 2020 (hereinafter - the proforma report). These proforma financial statements are the responsibility of the Company’s Board of Directors and Management in accordance with the assumptions indicated in the proforma reports. Our responsibility is to express a conclusion on these interim proforma separate financial information based on our review.

We did not review the proforma financial information for the three months period of the acquiree, whose revenue included in the consolidation comprise 14% of total proforma consolidated revenue for the three months period ended March 31, 2020. The financial statements of that company were reviewed by other auditors whose reports were furnished to us and our conclusion, to the extent that it relates to the amounts included for those companies, is based on the reports of the other auditors.

We conducted our review in accordance with (Israel) Review Standard No. 2410, issued by the Israeli Institute of Certified Public Accountants regards "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing principles generally accepted in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review and the review reports of the other auditors, nothing has come to our attention that causes us to believe that proforma separate financial information do not present, in all material respects, in accordance with the provisions of Regulation 38B to the Israel Securities Regulations (Periodic and Immediate Reports), 1970, based on the assumptions indicated in the proforma reports..

Tel Aviv, Israel	Kesselman & Kesselman
May 19, 2021	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Derech Menachem Begin 146, Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

C - 2

Cellcom Israel Ltd.

Condensed Consolidated Interim Financial Statements Pro forma

	Three-month period ended March 31, 2020
	NIS millions
	(Unaudited)
	Cellcom as previously reported	Golan as previously reported	Pro forma adjustments	Pro forma data

Revenues	892	132	(49)	975
Cost of revenues	(644)	(82)	34	(692)

Gross profit (loss)	248	50	(15)	283

Selling and marketing expenses	(145)	(17)	(5)	(167)
General and administrative expenses	(79)	(3)	1	(81)
Credit losses	(11)	(1)	-	(12)
Other income (expenses), net	5	-	-	5

Operating profit (loss)	18	29	(19)	28

Financing income	9	-	(1)	8
Financing expenses	(73)	(11)	10	(74)
Financing expenses, net	(64)	(11)	9	(66)

Share in losses of equity accounted investees	(5)	-	-	(5)

Profit (loss) before taxes on income	(51)	18	(10)	(43)

Tax benefit	8	-	(2)	6
Profit (loss) for the period	(43)	18	(12)	(37)
Attributable to:
Owners of the Company	(43)	18	(12)	(37)
Non-controlling interests	-	-	-	-
Profit (loss) for the period	(43)	18	(12)	(37)

Loss per share
Basic loss per share (in NIS)	(0.29)	-	-	(0.25)

Diluted loss per share (in NIS)	(0.29)	-	-	(0.25)

May 19, 2021
Date of approving the financial statements	Doron Cohen Chairman of the board	Avi Gabbay CEO	Shai Amsalem CFO

C - 3

Cellcom Israel Ltd.
Condensed Consolidated Interim Financial Statements Pro forma

	Year ended December 31, 2020
	NIS millions
	Cellcom as previously reported	Golan as previously reported	Pro forma adjustments	Pro forma data

Revenues	3,676	532	(308)	3,900
Cost of revenues	(2,800)	(395)	262	(2,933)

Gross profit (loss)	876	137	(46)	967

Selling and marketing expenses	(580)	(64)	7	(637)
General and administrative expenses	(330)	(11)	4	(337)
Credit losses	(27)	(2)	1	(28)
Other income (expenses), net	38	(71)	68	35

Operating profit (loss)	(23)	(11)	34	-

Financing income	10	1	(3)	8
Financing expenses	(182)	(43)	41	(184)
Financing expenses, net	(172)	(42)	38	(176)

Share in losses of equity accounted investees	(14)	(1)	-	(15)

Profit (loss) before taxes on income	(209)	(54)	72	(191)

Tax benefit (taxes on income)	39	38	(43)	34
Profit (loss) for the period	(170)	(16)	29	(157)
Attributable to:
Owners of the Company	(170)	(16)	29	(157)
Non-controlling interests	-	-	-	-
Profit (loss) for the period	(170)	(16)	29	(157)

Loss per share
Basic loss per share (in NIS)	(1.11)	-	-	(1.02)

Diluted loss per share (in NIS)	(1.11)	-	-	(1.02)

C - 4

Cellcom Israel Ltd.
Condensed Consolidated Interim Financial Statements Pro forma

Pro forma event and assumptions

A.	Pro forma event

As stated in Note 7 of the Company's consolidated financial statements, on August 26, 2020 the company completed the full acquisition of Golan Telecom Ltd. (hereinafter: "Golan") entire share capital, which provides cellular communication services.

A summary of pro forma statements on income is presented below, prepared in order to reflect the Company’s consolidated financial statements, when these include Golan’s revenues and expenses for the reporting periods presented below.

The accounting policy implemented in the pro form consolidated financial statements is consistent with that implemented in preparing the Company’s consolidated statements.

B.	Pro forma assumptions

The assumptions used as the basis for preparing the pro form consolidated financial statements are presented below:

1.	The Golan Acquisition, as provided in Section a. above, was completed on the pro forma starting date, i.e. January 1, 2018.

2.
The purchase amount was attributed to Golan’s recognized assets, net, and to goodwill, as detailed in Note 7 of the company's consolidated financial statements. The pro forma consolidated statements of income include the reduction of the cost surpluses created in the Acquisition, starting from the pro forma starting date. The cost surpluses attributed to intangible assets - customer relations and brand name, were amortized at foregoing in Section b. above and were included in the selling and marketing expenses section in the pro forma consolidatedfinancial statements.

3.
In light of the Golan Acquisition, management fee expenses in the statements were cancelled, that were attributed to Electric Consumer Products (1971) Ltd. (the former controlling shareholder in Golan), as were salary expenses for the allocation of options to officers in Golan, that were recognized in Golan’s financial statements.

4.
These pro forma statements include cancellation of intercompany transactions between Golan and Cellcom, that include, inter alia, interest expenses accrued in the pro forma period between Golan and Cellcom for a loan taken from Cellcom, cancellation of revenues for the cooperation agreement registered in Cellcom, cancellation of accounting registrations performed in Golan’s financial statements for the cooperation agreement before the Acquisition date, this to reflect Golan’s financial results after the completion of the transaction and as expressed in the Company’s consolidated financial statements.

5.	The pro forma statements include a statutory tax rate at the rate of 23% on Golan’s profit before tax and on the pro forma adjustments that were performed.

6.
In order to prevent duplication, Golan's result's from the acquisition date, which included in "Cellcom as reported" and in "Golan as reported" columns, were cancelled in "pro forma adjustments" column.

C - 5

Quarterly Report regarding the Effectiveness of Internal Control over Financial Reporting and
Disclosure Pursuant to regulation 38C(a) of the Regulations:

The Management, under the supervisions of the Board of Directors of Cellcom Israel Ltd. (hereafter: the "Company") is responsible for determining and maintaining appropriate internal control over financial reporting and disclosure in the Company.

In this regard, the members of the Management are as follows:

1.	Avi Gabbay, CEO

2.	Shai Amsalem, CFO

The internal control over financial reporting and disclosure includes the existing controls and procedures in the Company, which were determined by the Chief Executive Officer and the senior corporate financial officer or under their supervision, or by someone who in practice carries out these functions, under the supervision of the Company‘s Board of Directors and which are intended to provide a reasonable degree of assurance regarding the reliability of financial reporting and the preparation of the reports according to the provisions of the law and to ensure that the information which the Company is required to disclose in the reports that it publishes according to the provisions of the law is gathered, processed, summarized and reported on the dates and in the format prescribed by law.

The internal control includes, among other things, controls and procedures that were determined to ensure that the information which the Company is required to disclose as aforesaid, was accumulated and submitted to the Company‘s Management, including the Chief Executive Officer and the senior corporate financial officer or someone who in practice fulfills these functions, in order to facilitate decision making at the appropriate time, with regard to the disclosure requirements.

Due to its structural constraints, internal control over financial reporting and disclosure is not intended to provide absolute assurance that misrepresentation or the omission of information in the reports will be prevented or revealed.

In the annual report on the effectiveness of the internal control over financial reporting and disclosure which was attached to the periodic report for the period ended on December 31, 2020 (hereinafter: the "Last Annual Report on Internal Control"), the Board of Directors and Management assessed the internal control in the Company; based on the said assessment, the Board of Directors and Management came to the conclusion that the said control, December 31, 2020, is effective as of was found effective.

Until to the date of the report, the Board of Directors and Management were not made aware of any event or matter that would have changed their assessment of the effectiveness of internal control, as it was presented in the Last Annual Report on Internal Control.

as of the date of the report and based on the assessment of the effectiveness of the internal control in the Last Annual Report on Internal Control and on the information brought to the attention of the Management and the Board of Directors as mentioned above, the internal control is effective.

Executive Statements

The Statement of the CEO according to Regulation 38C(d)(1)

The undersigned, Avi Gabbay, states as follows:

1.	I have reviewed the quarterly report of Cellcom Israel Ltd. (hereinafter – the "Company") for the first quarter of 2021 (hereinafter – the "Reports");

2.
Based on my knowledge, the Reports do not contain any misrepresentation of a material fact or omit any representation of material fact required so that the representations included therein, in light of the circumstances under which such representations were made, are not misleading with respect to the Reports period;

3.
Based on my knowledge, the financial statements and other financial information included in the Reports adequately reflect in all material aspects the financial position, the results of operations and cash flows of the Company for the dates and periods to which the Reports relate;

4.
I have disclosed to the Company's auditor, the Board of Directors and the Company's audit committee, based on my most recent assessment regarding the internal control over financial reporting and disclosure:

a.
All material deficiencies and weaknesses in determining or operating the internal control over financial reporting and disclosure, which could reasonably adversely affect the Company's ability to gather, process, summarize or report financial data so as to cast doubt on the reliability of financial reporting and the preparation of financial statements in accordance with law; and –

b.
Any fraud, whether or not material, that involves the CEO or anyone directly subordinated to the CEO or that involves other employees who have a significant role in internal control over financial reporting and disclosure.

5.	I, by myself or together with others in the Company:

a.
have determined such controls and procedures, or ascertained the determination and fulfillment of controls and procedures under my supervision, intended to ensure that material information relating to the Company, including its subsidiaries as defined in the Securities Law (Annual Financial Statements) – 2010, is made known to me by others in the Company and the subsidiaries, particularly during the period in which the Reports are being prepared; and –

b.
have determined such controls and procedures, or ascertained the determination and fulfillment of such controls and procedures under my supervision, intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with law, including in accordance with generally accepted accounting principles;

c.
No event or matter during the course of the period between the date of the last report (quarterly or annual) and the date of this report has been brought to my attention that would change the conclusion of the Board of Directors and Management with respect to the effectiveness of the internal control over the Company's financial reporting and disclosure.

The foregoing does not derogate from my responsibility or the responsibility of any other person under any law.

________________________

Avi Gabbay
CEO

May 19, 2021

D - 2

The Statement of the Highest Ranking Officer in Finance according to Regulation 38C(d)(2)

The undersigned, Shai Amsalem, states as follows:

1.
I have reviewed the interim financial statements and other financial information included in the interim period reports of Cellcom Israel Ltd. (hereinafter – the "Company") for the first quarter of 2021 (hereinafter – the "Reports");

2.
Based on my knowledge, the interim financial statements and other financial information included in the interim period reports do not contain any misrepresentation of a material fact or omit any representation of material fact required so that the representations included therein, in light of the circumstances under which such representations were made, are not misleading with respect to the Reports period;

3.
Based on my knowledge, the interim financial statements and other financial information included in the interim period reports, adequately reflect in all material aspects the financial position, the results of operations and cash flows of the Company for the dates and periods to which the Reports relate;

4.
I have disclosed to the Company's auditor, the Board of Directors and the Company's audit committee, based on my most updated assessment regarding the internal control over financial reporting and disclosure:

a.
All material deficiencies and weaknesses in determining or operating the internal control over financial reporting and disclosure to the extent it relates to the interim financial statements and other financial information included in the interim period reports, which could reasonably adversely affect the Company's ability to gather, process, summarize or report financial data so as to cast doubt on the reliability of financial reporting and the preparation of financial statements in accordance with law; and –

b.
Any fraud, whether or not material, that involves the CEO or anyone directly subordinated to the CEO or that involves other employees who have a significant role in internal control over financial reporting and disclosure.

5.	I, by myself or together with others in the Company:

a.
have determined such controls and procedures, or ascertained the determination and fulfillment of controls and procedures under my supervision, intended to ensure that material information relating to the Company, including its subsidiaries as defined in the Securities Law (Annual Financial Statements) – 2010, is made known to me by others in the Company and the subsidiaries, particularly during the period in which the Reports are being prepared; and –

b.
have determined such controls and procedures, or ascertained the determination and fulfillment of such controls and procedures under my supervision, intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with law, including in accordance with generally accepted accounting principles;

c.
No event or matter has been brought to my attention which occurred during the period between the date of the last report (quarterly or annual) and the date of this report that relates to the interim financial statements and any other financial information that is included in the interim period reports, that would change the conclusion of the Board of Directors and Management with respect to the effectiveness of the internal control over the Company's financial reporting and disclosure.

The foregoing does not derogate from my responsibility or the responsibility of any other person under any law.

______________________

Shai Amsalem
CFO

May 19, 2021

D - 3

Liabilities report of the Company by repayment date
Sections 9D and 38E to the Israeli Securities
Regulations (Periodic and immediate Reports) (1970)

Report as of March 31, 2021.
Following are the liabilities of the Company by repayment date:

A. Debentures issued to the public by the reporting Entity and held by the public, excluding debentures held by the Company's parent, controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the Company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other	Gross interest payments (excluding deduction of tax)	Total by years
First year	167,811	218,920	0	0	0	87,578	474,309
Second year	167,811	401,435	0	0	0	75,746	644,992
Third year	167,811	401,435	0	0	0	59,352	628,598
Fourth Year	167,811	401,435	0	0	0	42,957	612,204
Fifth year and thereafter	41,565	1,065,441	0	0	0	48,401	1,155,407
Total	712,811	2,488,665	0	0	0	314,034	3,515,510

B. Private debentures and non-bank credit, excluding debentures or credit granted by the Company's parent, controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the Company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other	Gross interest payments (excluding deduction of tax)	Total by years
First year	0	100,000	0	0	0	4,955	104,955
Second year	0	50,000	0	0	0	1,265	51,265
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	150,000	0	0	0	6,220	156,220

C. Bank credit from Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other	Gross interest payments (excluding deduction of tax)	Total by years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

D. Bank credit from non-Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other	Gross interest payments (excluding deduction of tax)	Total by years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

E. Summary of tables A-D, totals of: bank credit, non-bank credit and debentures - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other	Gross interest payments (excluding deduction of tax)	Total by years
First year	167,811	318,920	0	0	0	92,533	579,264
Second year	167,811	451,435	0	0	0	77,011	696,257
Third year	167,811	401,435	0	0	0	59,352	628,598
Fourth Year	167,811	401,435	0	0	0	42,957	612,204
Fifth year and thereafter	41,565	1,065,441	0	0	0	48,401	1,155,407
Total	712,811	2,638,665	0	0	0	320,253	3,671,729

F. Off-balance credit exposure (for financial guaranties and undertakings to provide credit) - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other	Gross interest payments (excluding deduction of tax)	Total by years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
One time undertaking	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

G. Off-balance credit exposure (for financial guaranties and undertakings to provide credit) of all consolidated companies, excluding companies that are considered as reporting companies, and excluding the reporting Company's data described above in Table F (NIS in thousands)

	Principle repayment
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other	Gross interest payments (excluding deduction of tax)	Total by years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
One time undertaking	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

H. Totals of: bank credit, non-bank credit, and debentures of all consolidated companies, excluding companies that are considered as reporting companies and excluding the data of the reporting Entity described above in Tables A-D (NIS in thousands)

	Principle repayment
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other	Gross interest payments (excluding deduction of tax)	Total by years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

I. Total credit granted to the reporting Entity by the parent company or controlling shareholder, and total amounts of debentures issued by the reporting Entity that are held by the parent company or controlling shareholder (NIS in thousands)

	Principle repayment
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other	Gross interest payments (excluding deduction of tax)	Total by years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

J. Credit granted to the reporting Entity by companies controlled by the parent company or by the controlling shareholder, and are  not controlled by the reporting Entity, and debentures issued by the reporting Entity held by companies controlled by the parent company or by controlling shareholder and are not controlled by the reporting Entity (NIS in thousands)

	Principle repayment
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other	Gross interest payments (excluding deduction of tax)	Total by years
First year	60	237	0	0	0	265	561
Second year	60	1,468	0	0	0	255	1,783
Third year	60	1,468	0	0	0	214	1,742
Fourth Year	60	1,468	0	0	0	174	1,702
Fifth year and thereafter	153	5,112	0	0	0	261	5,526
Total	391	9,754	0	0	0	1,169	11,315

K. Credit granted to the reporting Entity by consolidated companies and debentures issued by the reporting Entity held by consolidated companies (NIS in thousands)

	Principle repayment
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other	Gross interest payments (excluding deduction of tax)	Total by years
First year	0	90,300	0	0	0	1,122	91,422
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	90,300	0	0	0	1,122	91,422

L. (1) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's separate financial data (NIS in thousands): 759,000.
(2) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's consolidated Statements (NIS in thousands): 1,022,000

CELLCOM
 Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CELLCOM ISRAEL LTD.

Date:	For May 20, 2021	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary